

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 15, 2011

Via Facsimile
Mr. Simon Dong
Acting Chief Financial Officer
China Energy Recovery, Inc.
Building #26, No. 1388 Zhangdong Road
Zhangjiang Hi-tech Park
Shanghai, China 201203

> **Re: China Energy Recovery, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2010**
> **Filed April 19, 2011**
> **Form 10-Q for the period ended June 30, 2011**
> **Filed August 15, 2011**
> **File No. 0-53283**

Dear Mr. Dong:

    We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

    After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2010

Securities Authorized for Issuance under Equity Compensation Plans, page 32

1.   We note that as of December 31, 2010, you had 30,906,266 shares of common stock issued and outstanding and 6,422,728 shares underlying outstanding options, warrants and rights. We also note that according to note 14 to your audited financial statements, you had only 560,000 compensation-related options outstanding as of December 31, 2010. In future filings, please provide a brief narrative disclosure of the terms of the

equity compensation plans adopted without shareholder approval, or cross-reference the note(s) to your financial statements where such disclosure is included. Please see Item 201(d)(3) of Regulation S-K and related Instruction 7.

Liquidity and Capital Resources, page 45

Capital Resources, page 47

2.   It appears that the November 18, 2010 loan agreement with Shanghai Pudong Development Bank and the December 9, 2010 loan agreement with Bank of China have not been filed as exhibits to the annual report. Please file these agreements with your next report.

Director Compensation, page 90

3.   Please file the director retainer agreements as exhibits to your future periodic reports. In addition, with a view towards future disclosure, please tell us whether the amount and the payment of cash retainers are determined by the terms of the retainer agreements, or whether they are subjectively determined by the board. In this regard, we note that Ms. Lau was the only director who received a cash retainer.

Quarterly Report on Form 10-Q for the Period Ended June 30, 2011

General

4.   We note your disclosure in Note 16 related to the January 8, 2011 agreement with Zhenjiang Kailin Clean Heat Energy. Please file the agreement as an exhibit to your periodic report.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Era Anagnosti at (202) 551-3369 or Pam Long at (202) 551-3765 with any questions.

Sincerely,

/s/ John Cash

John Cash
Accounting Branch Chief